============================================================


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO

                              (Amendment No. 40)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY
                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             Robert A. Dowdy, Esq.
                             Weyerhaeuser Company
                         Federal Way, Washington 98063
                           Telephone: (253) 924-2345

      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000


         ============================================================

                                  SCHEDULE TO

            This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and
(2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

            Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

ITEM 11.    ADDITIONAL INFORMATION.

            On May 29, 2001, Weyerhaeuser announced that it had sent a letter to shareholders of Willamette. The text of a press release is filed as Exhibit
(a)(5)(KK) hereto.

ITEM 12.    EXHIBITS.

(a)(5)(KK)  Press release dated May 29, 2001.

                                  SIGNATURES

            After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                        COMPANY HOLDINGS, INC.,

                                           by

                                               /s/ STEVEN R. ROGEL
                                              ----------------------------
                                              Name:  Steven R. Rogel
                                              Title: President


                                        WEYERHAEUSER COMPANY,

                                           by

                                               /s/ STEVEN R. ROGEL
                                              ----------------------------
                                              Name:  Steven R. Rogel
                                              Title: President and Chief
                                                     Executive Officer


           Dated: May 29, 2001

                                 EXHIBIT INDEX



Exhibit      Description
-------      -----------
(a)(5)(KK)   Press release dated May 29, 2001.

                                                            Exhibit (a)(5)(KK)

                                                   [Weyerhaeuser Company logo]

NEWS RELEASE

For Immediate Release

             WEYERHAEUSER SENDS LETTER TO WILLAMETTE SHAREHOLDERS


FEDERAL WAY, Wash., May 29, 2001 - Weyerhaeuser Company (NYSE: WY) today announced that it sent the following letter to shareholders of Willamette Industries, Inc. (NYSE: WLL):



         May 25, 2001

         Dear Willamette Shareholder:


         At Willamette's long-delayed Annual Meeting on June 7th, you will have an opportunity to send a message to the Willamette board that they cannot ignore by electing directors who are committed to maximizing value for shareholders NOW. We believe the only way to facilitate the proposed combination is to vote the GOLD proxy card FOR the election of the Weyerhaeuser nominees.


              INSTITUTIONAL SHAREHOLDER SERVICES (ISS) AND PROXY
              MONITOR RECOMMEND WILLAMETTE SHAREHOLDERS VOTE FOR
                           THE WEYERHAEUSER NOMINEES


         ISS and Proxy Monitor, the nation's leading independent proxy advisory firms, recommended that Willamette shareholders vote FOR the Weyerhaeuser slate of director nominees at Willamette's Annual Meeting scheduled for June 7, 2001. Their recommendations are relied upon by hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country.

          In connection with its recommendation, ISS noted in its May 22, 2001 report that:

               "Metrics aside, it is Willamette's stonewalling that has kept Weyerhaeuser from improving its bid."

               "Weyerhaeuser, understandably, does not wish to keep bidding against itself, but has stated its willingness to raise its offer if Willamette will only negotiate . . . The issue in this proxy contest is thus not about the price on offer, it is about getting ANY price."

               "We believe management has made its position abundantly clear: it is simply not interested in selling. But in remaining unyielding towards negotiating with Weyerhaeuser, Willamette has shown a high degree of disregard for the wishes of its own shareholders, as expressed in their response to the tender offer."

                                    -more-

               "In the face of the company's takeover defenses, we believe that shareholders desirous of obtaining any deal--be it with Weyerhaeuser or another party--have no other recourse than to elect the Weyerhaeuser nominees."*

         In its May 24, 2001 recommendation Proxy Monitor stated that:

               "[O]ne has to wonder whether the Willamette board would accept ANY offer from Weyerhaeuser, or any other suitor for that matter. Management has consistently refused to negotiate with Weyerhaeuser, has not given any indication of a price it might accept, and has not looked for other buyers. Instead, the board's strategy seems to be concentrated upon its own survival."

               "[T]he Willamette board appears to have lost sight of the fiduciary responsibility it owes to its shareholders and, for that reason, its credibility as well."

               "Willamette's agreement with its financial advisor in this contest, Goldman Sachs & Co., is eye-popping as well."*

         Ask yourself why Willamette is paying Goldman Sachs $30 million of your money to prevent a deal with Weyerhaeuser.



                IF THE WEYERHAEUSER NOMINEES ARE NOT ELECTED WE
                            WILL WITHDRAW OUR OFFER


         If the Weyerhaeuser slate is elected at the June 7th meeting and Willamette continues to refuse to negotiate, we intend to nominate a slate of directors for election at Willamette's 2002 Annual Meeting. HOWEVER, IF THE WEYERHAEUSER NOMINEES ARE NOT ELECTED ON JUNE 7TH, WE WILL WITHDRAW OUR OFFER, SINCE IT WILL TAKE AT LEAST TWO MORE YEARS, UNTIL THE 2003 ANNUAL MEETING, TO EFFECT A TRANSACTION NOT APPROVED BY THE CURRENT WILLAMETTE BOARD.



                    SEND A MESSAGE TO THE WILLAMETTE BOARD
                         DON'T DELAY--VOTE GOLD TODAY


         We believe you deserve a board of directors that will act to protect your interests. We are seeking your support for the election of our three nominees to Willamette's board at the Willamette Annual Meeting. Please vote FOR the election of the Weyerhaeuser nominees on your GOLD proxy card.

         Very truly yours,

         /s/ Steven R. Rogel
         Steven R. Rogel
         Chairman, President and Chief Executive Officer


                                    -more-

         -----------------------------------------------------------------
        | Whether or not you plan to attend the 2001 Annual Meeting, we | | urge you to vote FOR the election of the Weyerhaeuser nominees | | by signing, dating and returning the enclosed GOLD proxy card |
        | in the postage-paid envelope TODAY.                             |
        |                                                                 |
        |                                                                 |
        | Remember, if you hold your Willamette shares with a brokerage | | firm or bank, only they can exercise voting rights with respect |
        | to your shares and only upon receipt of your specific           |
        | instructions. Accordingly, it is critical that you promptly     |
        | contact the person responsible for your account and give        |
        | instructions to vote the GOLD proxy card FOR the election of    |
        | the Weyerhaeuser nominees.                                      |
        |                                                                 |
        | IF YOU HAVE ANY QUESTIONS OR REQUIRE ANY ASSISTANCE IN          |
        | EXECUTING OR DELIVERING YOUR PROXY OR VOTING INSTRUCTIONS, | | PLEASE CALL OUR PROXY SOLICITOR, INNISFREE M&A INCORPORATED, AT |
        | 1-877-750-5838 (TOLL-FREE).                                     |
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*PERMISSION TO USE QUOTATIONS NEITHER SOUGHT NOR OBTAINED




IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Thursday, June 7, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.


Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.


Today's news release, along with other news about Weyerhaeuser, is available on the Internet at www.weyerhaeuser.com.

Weyerhaeuser contacts:

ANALYSTS                                                    MEDIA
Kathryn McAuley         Joele Frank / Jeremy Zweig         Bruce Amundson
Weyerhaeuser            Joele Frank, Wilkinson             Weyerhaeuser
(253) 924-2058          Brimmer Katcher                    (253) 924-3047
                        (212) 355-4449